Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
Earnings:
Pretax income	$28,621	$49,965	$147,487	$144,528
Add fixed charges as adjusted (from below)	33,239	30,856	101,218	98,313

	$61,860	$80,821	$248,705	$242,841

Fixed charges:
Interest expense:
Corporate	$30,560	$28,551	$93,058	$90,913
Amortization of deferred financing costs	937	832	3,223	2,526
1/3 of rental expense	1,742	1,473	4,937	4,874

Fixed charges	$33,239	$30,856	$101,218	$98,313

Ratio (earnings divided by fixed charges)	1.86	2.62	2.46	2.47